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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                      Applied Science and Technology, Inc.
                 ---------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                 ---------------------------------------------
                         (Title of Class of Securities)


                                   038236 10 5
                  ---------------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 038236 10 5                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME(S) OF REPORTING PERSON(S)
          S.S. OR I.R.S. IDENTIFICATION NO.(S) OF ABOVE PERSON(S)

          John M. Tarrh
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER  418,587 (which includes 15,450
                               shares of Common Stock underlying stock options
                               which are exercisable within sixty (60)
  NUMBER OF                    days of February 3, 1998).
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                             -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER  418,587 (which includes
 PERSON WITH                   15,450 shares of Common Stock underlying stock
                               options which are exercisable within sixty (60)
                               days of February 3, 1998).
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                       -0-
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          418,587 (which includes 15,450 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of February 3, 1998).
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.9% (based on 8,460,271 shares of Common Stock outstanding as of February 3, 1998).
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1(a)   NAME OF ISSUER

            Applied Science and Technology, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            35 Cabot Road, Woburn, MA  01801

Item 2(a)   NAME OF PERSON FILING

            John M. Tarrh

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            35 Cabot Road, Woburn, MA  01801

Item 2(c)   STATE OF ORGANIZATION/CITIZENSHIP

            United States

Item 2(d)   TITLE OF CLASS OF SECURITIES

            Common Stock, $.01 par value

Item 2(e)   CUSIP NUMBER

            038236 10 5

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A


      (a)   [ ]  Broker or Dealer registered under Section 15 of the Act

      (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act

      (c)   [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

      (d)   [ ]  Investment Company registered under Section 8 of the Investment
                 Company Act

      (e)   [ ]  Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940


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      (f)   [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

      (g)   [ ]  Parent Holding Company, in accordance with
                 ss.240.13d-1(b)(1)(ii)(G)

      (h)   [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.     OWNERSHIP


            (a) Amount Beneficially Owned: 418,587 (which includes 15,450 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of February 3, 1998).

            (b)  Percent of Class: 4.9%

            (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 418,587 (which includes 15,450 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of February 3, 1998).

                 (ii)  shared power to vote or to direct the vote: -0-

                 (iii) sole power to dispose or to direct the disposition of:
418,587 (which includes 15,450 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of February 3, 1998).

                 (iv)  shared power to dispose or to direct the disposition of:
                       -0-

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.



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Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

Item 10.    CERTIFICATION


            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 1998                 /s/ John M. Tarrh
                                         ---------------------------------------
                                         John M. Tarrh
                                         Senior Vice President






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